June 11, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Ms. Bonnie Baynes

Ms. Sharon Blume

Re: Zander Therapeutics, Inc.

Item 4.02 Form 8-K

Filed May 31, 2019

File No. 333-220790

Dear Ms. Baynes and Ms. Blume,

The following response addresses the comment of the Staff (the “Staff”) as set forth in its letter dated June 11, 2019 (the “Comment Letter”) relating to Form 8-K filed by Zander Therapeutics, Inc. ( the “Company”) which was the subject of the Comment Letter.

The restatement of its financial statements for the three months ended September 30, 2018 and December 31, 2018 (“Restatement”) primarily reflects changes related to the Company’s treatment of a convertible debt instrument acquired by the Company during the quarter ended September 30, 2018 (“Convertible Note”). During the review of the Company’s Form 10-Q for the period ended September 30, 2018, the Company was asked by its independent public accountant at that time, AMC Auditing, as to why a derivative asset should not be recognized in connection with the Convertible Note.

The Company reviewed applicable accounting literature and consulted with AMC Auditing to further examine the accounting treatment of the instrument and decided that a derivative asset should be recognized. AMC Auditing specifically concurred with the Company’s accounting approach for the convertible debt instrument and provided specific input regarding the accounting of the Convertible Note.

During the review of the Company’s Form 10-Q for the quarter ended March 31, 2019 the Company’s current independent public accountant (“Prager Metis”) stated to the Company that it believed that a derivative asset in connection with the Convertible Note should not be recognized as the bifurcation requirement is not met as per ASC 815-15-25-1 (item a) since the host is closely related to the embedded derivative. The host (Convertible Note) is an asset and the embedded conversion feature would result in the Company having an investment security which would also be an asset. The Company concurred with Prager Metis’ assessment.

While the Company is still in the process of reviewing the facts and circumstances relating to the Restatement, as of the date of this letter the Company does not currently believe that such facts and circumstances warrant a change in the Company’s assessment of the effectiveness of its disclosure controls and procedures as of the end of the periods covered by the Restatement.

The Company also notes that while PCAOB Auditing Standards indicate that a restatement of previously issued financial statements to reflect the correction of a misstatement is a “strong indicator” that material weakness exists as to a company’s internal controls over financial reporting, the Company does not currently believe that the PCAOB standards are meant to indicate that a material weakness exists in all instances of restatement.

As of the date of this letter, the Company believes that its controls and procedures were effective as of the end of the periods covered by the Restatement.

Thank you for your kind assistance and the courtesies that you have extended to assist the Company in complying with applicable disclosure requirements. Any additional questions may be directed to the undersigned.

Sincerely,

/s/ David R. Koos

David R. Koos

Chairman & CEO